COMMENTS RECEIVED ON MARCH 7, 2007
FROM CHRISTIAN SANDOE
FIDELITY MASSACHUSETTS MUNICIPAL TRUST (File Nos. 002-75537 and 811-03361)
Fidelity Massachusetts Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 47
FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)
Fidelity Tax-Free Bond Fund
POST-EFFECTIVE AMENDMENT NO. 115
FIDELITY NEW YORK MUNICIPAL TRUST (File Nos. 002-83295 and 811-03723)
Fidelity New York Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 55

1. All funds

    Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

    C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

    R: The requested information will be sent to you when it becomes available.

2. All funds

    C: Please confirm supplementally that the [Fund] did not invest in inverse floaters during the periods covered by the financial highlights table in the [Fund's] prospectus.

    R: The [Fund] did not invest in inverse floaters during the periods covered by the financial highlights table in the [Fund's] prospectus.

3. Fidelity Massachusetts AMT Tax-Free Money Market Fund

    "Investment Summary"(prospectuses)
    "Principal Investment Strategies"

    "Normally not investing in municipal securities whose interest is subject to federal income tax or in municipal securities whose interest is subject to the federal alternative minimum tax."

    C: The Staff would like to know when the fund will invest in alternative minimum tax issues.

    R: As reflected in the disclosure cited above, the fund normally invests in municipal securities whose interest is not subject to federal income tax or the federal alternative minimum tax. If, in the future, the fund changes its investment policy in order to normally invest in municipal securities that are subject to federal income tax or the federal alterative minimum tax, it will revise its disclosure.

Fidelity Massachusetts Municipal Trust (File Nos. 002-75537 and 811-03361), Post-Effective Amendment No. 47, Fidelity Devonshire Trust (File Nos. 002-24389 and 811-01352), Post‑Effective Amendment No. 115, Fidelity New York Municipal Trust (File Nos. 002-83295 and 811-03723), Post‑Effective Amendment No. 55

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4.   Fidelity Massachusetts Municipal Income Fund and Fidelity Tax-Free Bond Fund

"Fund Summary"(prospectuses)
"Investment Summary"

"Managing the fund to have similar overall interest rate risk to a Massachusetts bond index."

"Managing the fund to have similar overall interest rate risk to a municipal bond index."

C: The Staff would like us to define what each fund's bond index and average maturity strategy is.

R: In the past, we included disclosure on each fund's supplemental index and the dollar weighted average maturity of the fund and the index. In the current revision we deleted this disclosure and added new disclosure to better reflect that FMR considers many factors in managing each fund and selecting investments. The new disclosure better reflects how each fund is managed and avoids suggesting that fund management is tied more closely to the particular index than it actually is. Though we do not believe it is helpful to shareholders to provide index-specific information as part of each fund's investment disclosure any longer, please note that each fund's supplemental benchmark will continue to be disclosed in the performance section.

5.   Fidelity Massachusetts Municipal Money Market Fund, Fidelity Massachusetts AMT Tax-Free Money Market Fund, Fidelity Massachusetts Municipal Income Fund and Fidelity Tax-Free Bond Fund

"Fee Table" (prospectuses)

C: The Staff notes that, since the fund may invest in exchange traded funds, the Fee Table should include a line item containing the expenses of the acquired funds if such expenses exceed one basis point of the acquiring fund's average net assets.

R: We understand the requirements of the new rule and will include the line item if the aggregate expenses attributable to acquired funds in which the funds expect to invest are estimated to exceed 1 basis point of the funds' average net assets.

6.   Fidelity Massachusetts Municipal Money Market Fund, Fidelity Massachusetts AMT Tax-Free Municipal Money Market Fund, Fidelity Municipal Income Fund, and Fidelity New York Municipal Income Fund

"Investment Details" (prospectuses)
"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, FMR may invest the fund's assets in lower-quality debt securities, and may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. FMR may invest the fund's assets in municipal debt securities by investing in other funds. If FMR's strategies do not work as intended, the fund may not achieve its objective."

C: The Staff believes that these are not principal investment strategies and that they should be moved to a different section or removed.

R: We believe that the phrase "[i]n addition to the principal investment strategies discussed above" added to the disclosure pursuant to the Staff's previous comments, adequately conveys that the strategies that follow are not currently considered principal. In addition, General Instruction C.(3)(b) permits a fund to include in its prospectus(except in the Item 2 and Item 3 sections of the prospectus) information that is not otherwise required, provided that the information is not incomplete, inaccurate, or misleading, and the disclosure does not obscure or impede understanding of the information that is required to be included. We feel the disclosure provides shareholders with additional significant information about the fund's strategies and propose to retain it in this section.

7. Fidelity Tax-Free Bond Fund

"Investment Summary"(prospectus)
"Principal Investment Strategies"

"Normally investing at least 80% of assets in investment-grade municipal securities whose interest is exempt from federal income tax."

C: The Staff believes the word securities should be changed to bonds and that we should define the term investment-grade bond in our disclosure.

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in bonds is met by its policy to invest 80% in investment-grade municipal securities. In this regard, as previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond". Moreover, we believe that complying with the Staff's request that the fund adopt a policy of investing in "bonds" and then defining bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgement that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested. In addition, we believe that the term "investment grade" is a term that is widely used and commonly understood throughout the mutual fund industry and therefore have not defined it in this section. We call the Staff's attention to the "Investment Details" section where the term "investment grade" is defined. Accordingly, we have not modified our disclosure.

8. Fidelity New York Municipal Income Fund and Fidelity Tax-Free Bond Fund

"Investment Summary" (prospectuses)
"Principal Investment Strategies"

C: The Staff would like us to identify the funds' maturity policy.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity.

9. Fidelity Tax-Free Bond Fund

    "Investment Summary" (prospectus)
    "Principal Investment Strategies"

    "Engaging in transactions that have a leveraging effect on the fund."

    C: The Staff would like us to identify the types of leveraging transactions in which the fund will engage.

    R: We call the Staff's attention to the following new disclosure under the headings "Principal Investment Strategies" and "Description of Principal Security Types" in the "Investment Details" section".

        "FMR may engage in transactions that have a leveraging effect on the fund, including investments in derivatives and forward-settling securities."

        "*Derivatives* are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps.

        Forward-settling securities involve a commitment to purchase or sell specific securities when issued, or at a predetermined price or yield. Payment and delivery take place after the customary settlement period."

10. Fidelity Tax-Free Bond Fund

    "Investment Details"(prospectus)
    "Principal Investment Strategies"

    "FMR may engage in transactions that have a leveraging effect on the fund, including investments in derivatives and forward-settling securities."

    C: The Staff believes the above referenced disclosure found in the "Principal Investment Strategies" section of the prospectus is confusing when compared to our "Leverage Risk" disclosure in the "Principal Investment Risks" section. We talk about transactions that have a leveraging effect on the fund in the "Principal Investment Strategies" section of the prospectus while the "Leverage Risk" disclosure in the "Principal Investment Risks" section refers to securities involving leverage. The Staff believes we should use one or the other terms in each section or use both terms in each section.

    R: We believe this disclosure is appropriate because "transactions" is the broader term (it includes securities as well as other instruments and strategies that may or may not meet the technical definition of securities) and the leverage risk disclosure mentions both, as shown below (emphasis added):

        "Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A small change in the underlying asset, instrument, or index can lead to a significant loss. *Assets segregated to cover these*

Fidelity Massachusetts Municipal Trust (File Nos. 002-75537 and 811-03361), Post-Effective Amendment No. 47, Fidelity Devonshire Trust (File Nos. 002-24389 and 811-01352), Post-Effective Amendment No. 115, Fidelity New York Municipal Trust (File Nos. 002-83295 and 811-03723), Post-Effective Amendment No. 55

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transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated."

11. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.